SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-32665

A. Full title of the plan and address of the plan, if different from that of the issuer named below: OGLEBAY NORTON INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: OGLEBAY NORTON COMPANY, NORTH POINT TOWER, 1001 LAKESIDE AVENUE, 15TH FLOOR, CLEVELAND, OHIO 44114

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

AND

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

FOR

ANNUAL REPORT ON FORM 11-K

OGLEBAY NORTON

INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

CLEVELAND, OHIO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Oglebay Norton Incentive Savings and Stock Ownership Plan

December 31, 2003 and 2002 and Year ended December 31, 2003

with Report of Independent Registered Public Accounting Firm

Oglebay Norton Incentive Savings

and Stock Ownership Plan

December 31, 2003 and 2002 and

Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Compensation and Organization Committee

  Oglebay Norton Company

We have audited the accompanying statements of net assets available for benefits of Oglebay Norton Company Incentive Savings and Stock Ownership Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 17, 2004

/s/    Ernst & Young LLP

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value:
Shares of registered investment companies	$16,401,289	$12,316,755
Collective investment trust	7,407,782	7,060,660
Oglebay Norton Company common stock	2,710,188	3,255,757
Participant loans	1,321,600	1,379,250
Money market fund	94,584	186,801
Self directed brokerage accounts	71,631	72,940

	28,007,074	24,272,163

Cash	26	—
Receivables:
Contributions from employer	5,048	48,605
Contributions from employees	48,343	95,931
Accrued investment income	2,026	3,542

	55,417	148,078

	28,062,517	24,420,241
Liabilities
Excess contributions	—	175,750

	—	175,750

Net assets available for benefits	$28,062,517	$24,244,491

See notes to financial statements.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Investment income:
Interest and dividends	$326,531
Net appreciation in fair value of investments	2,426,779

2,753,310
Contributions:
Employer	539,536
Employee	2,373,623
Rollovers	35,263

2,948,422

Total additions	5,701,732
Deductions
Distributions to participants	1,815,648
Administrative fees	68,058

Total deductions	1,883,706

Net increase	3,818,026
Net assets available for benefits beginning of year	24,244,491

Net assets available for benefits end of year	$28,062,517

See notes to financial statements.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and 2002 and

Year ended December 31, 2003

1. Status of Plan Sponsor

The sponsor of the Oglebay Norton Incentive Savings and Stock Ownership Plan (Plan) is Oglebay Norton Company (Company). On February 23, 2004, the Company and all of its wholly owned subsidiaries filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On February 24, 2004, the Bankruptcy Court entered a variety of orders designed to afford the Company a smooth transition into Chapter 11 and permit the Company to continue operating on a normal basis post-petition. Among others, the Court entered orders authorizing the Company to continue its consolidated cash management system, pay employees their accrued pre-petition wages and salaries, honor the Company’s obligations to its customers and pay some or all of the pre-petition claims of certain vendors that are critical to the continued operations of the Company, subject to certain restrictions. The relief granted in these orders has facilitated the Company’s transition into Chapter 11 and has allowed the Company to continue its operations uninterrupted. One of the orders issued by the court allowed for the continued matching contribution by the Company to the Plan, according to the Plan provisions that were in effect pre-petition. The Company’s shares were delisted from trading on the NASDAQ National Market effective at the opening of business on March 3, 2004. The Company’s shares continue to trade as an Other OTC issue under the symbol OGLEQ.

On April 27, 2004, the Company filed a joint plan of reorganization (Joint Plan) with the United States Bankruptcy Court. On May 24, 2004 the Company filed a disclosure statement detailing its Joint Plan. The Joint Plan, which may be amended or modified, has not yet been confirmed by the United States Bankruptcy Court and remains subject to United States Bankruptcy Court approval. Shares of the Company’s common stock (including those held by the Plan) have little or no value and will likely be canceled. Although the Chapter 11 bankruptcy filing and Joint Plan raise uncertainty about the Plan’s ability to continue as a going-concern, the accompanying financial statements of the Plan have been prepared on a going-concern basis. This basis contemplates the continuity of the Company operations and does not include any adjustments that might result from the Joint Plan as it might be amended or modified by the United States Bankruptcy Court. At no time can the assets of the Plan be used for or diverted to purposes other than providing benefits to participants under the Plan, or their beneficiaries.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

2. Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering non-bargaining employees of Oglebay Norton Company and its Subsidiaries, certain bargaining employees of the Company’s Velarde plants, and past employees of the Company’s El Paso and Columbus plants.

The Plan allows each participant to elect to contribute from 1% to 50% of base compensation. The contributions represent tax deferred compensation contributions and take the form of reductions in salary for income tax purposes.

The Company was required to contribute an amount equal to either 50% or 75% of a participant’s contribution, depending upon the participant’s employee group, up to a maximum of 8% of the participant’s compensation. Effective June 1, 2003, the Company suspended until further notice, the matching contributions for non-union Plan participants, except in the case of certain participants employed by Global Stone Corporation and each of its subsidiaries. Matching contributions will continue to be made for eligible Global Stone Participants at a rate of 25% of the participant’s pre-tax contributions, based on the first 8% of the participant’s compensation.

Company contributions are nonparticipant-directed and invested in the Oglebay Norton Stock Fund. As of August 18, 2003 participants were no longer allowed to make contributions to the Oglebay Norton Stock Fund.

Each participant’s account is credited with the participant’s contributions, Company matching contributions and Plan earnings. Participants are fully vested as to their contributions and earnings/losses thereon and vest ratably over the first three years of employment (33% after first year, 67% after second year, and 100% after three years) with respect to Company contributions

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

made to the Plan and earnings/losses thereon. For participants withdrawing from the Plan, the unvested portion of Company contributions is forfeited and used to reduce future Company contributions. Participants withdrawing by reason of retirement or other specified circumstances fully vest upon such withdrawal.

The Company reserves the right, by action of its Board of Directors, to terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all interests of the participants as they exist at that time become fully vested and nonforfeitable and may be distributed immediately in whole or in part at the sole discretion of the trustee of the Plan.

Participants may borrow from their accounts. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. The maximum loan repayment period is five years, unless the loan is for the purchase of a primary residence in which case the maximum term is ten years. The maximum loan balance is the lesser of $50,000 or 50% of the participant’s nonforfeitable account balance. The minimum loan amount is $1,000.

For certain pay periods during 2002, the Company erroneously remitted duplicate employee and employer contributions to the Plan’s trustee and recordkeeper. The error was discovered in January 2003, researched, resolved and communicated to the Internal Revenue Service in April 2003, and subsequently corrected. Participants’ accounts have been adjusted by the amount of duplicate contributions and the related market changes on such contributions, totaling $175,750. The excess contributions were retained by the Plan’s trustee in a suspense account and used to offset subsequent contributions. As of December 31, 2003 all the suspense account funds have been applied against 2003 contributions.

3. Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis. The accounting records are maintained by the plan administrator in conjunction with the trustee, who maintains the assets and distributes benefits.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

3. Significant Accounting Policies (continued)

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the collective investment trust is determined by the trustee based on the market value of the underlying assets. The money market fund is stated at fair value as determined by the trustee. Participant loans are valued at their outstanding balances, which approximates fair value. Oglebay Norton Company stock is valued at the last reported sales price on the last business day of the Plan year. The fair value of the stock has declined in value from $4.21 per share at December 31, 2003 to $0.15 per share at June 17, 2004.

In May, 2004 the Plan Sponsor made a decision that it will no longer offer a Company stock fund as part of the Plan and that on July 1, 2004 all holdings of Company stock will be converted into an investment in the money market fund. Notification of this design change was provided to plan participants to enable participants to reallocate funds allocated to the Company stock fund.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4. Investments

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
Shares of registered investment companies	$3,309,368
Collective investment trust	285,334
Oglebay Norton Company common stock	(1,195,119)
Self-directed brokerage accounts	27,196

$2,426,779

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

4. Investments (continued)

The following is a summary of individual investments held by the Plan as of December 31, 2003 and 2002, which represent five percent or more of net assets available for benefits:

	December 31
	2003	2002
Oglebay Norton Company common stock*	$2,710,188	$3,255,757
Schwab Stable Value Fund	7,407,782	7,060,660
INVESCO Total Return Fund	2,114,638	1,693,898
Janus Fund	5,208,366	3,868,081
Oakmark Fund	3,660,834	2,868,415
Schwab S&P 500 Investor Shares Fund	3,510,186	2,575,912
Participant Loans		1,379,250

*	Non-participant directed (see Note 5)

5. Non-participant Directed Investment

The Oglebay Norton Company common stock fund contains participant account balances that are both participant directed and non-participant directed. Because the fund contains balances that are non-participant directed, the entire fund is considered non-participant directed for disclosure purposes.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

5. Non-participant Directed Investment (continued)

Information about the net assets and the significant components of changes in net assets related to non-participant directed investments is as follows:

	December 31
	2003	2002
Net assets:
Investments, at fair value:
Money market fund	$94,584	$186,801
Oglebay Norton Company common stock	2,710,188	3,255,757
Employer contribution receivable	5,048	48,605
Excess contributions	—	(31,902)

	$2,809,820	$3,459,261

Year ended December 31, 2003
Changes in net assets:
Interest and dividend income	$93,709
Employer contributions	575,851
Employee contributions	84,900
Loan activity, net Net depreciation in fair value of common stock	9,697 (1,195,119)
Distributions to participants	(174,645)
Administrative fees	(4,292)
Transfers from fund, net	(39,542)

$(649,441)

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Transactions with Parties-in-Interest

Transactions with parties-in-interest consist of purchases and sales of investment mediums sponsored by the trustee and shares of Company common stock held in the Oglebay Norton Stock Fund.

During 2003, certain fees for accounting, legal and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company to the trustee were based on customary and reasonable rates for such services.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

EIN: 34-1888342            Plan Number: 007

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2003

Name of Issuer and Title of Issue	Shares, Units or Interest Rates	Cost**	Current Value
Registered Investment Companies:
INVESCO Total Return Fund	88,331		$2,114,638
Janus Fund	221,916		5,208,366
Lazard International Equity Fund	76,222		866,641
Loomis Sayles Small Cap Value Fund	44,001		1,040,624
Oakmark Fund	97,518		3,660,834
Schwab S&P 500 Investor Shares Fund*	204,915		3,510,186
Collective Investment Trust:
Schwab Stable Value Fund*	501,044		7,407,782
Oglebay Norton Stock Fund:
Oglebay Norton Company common stock*	643,750	$7,278,045	2,710,188
Participant loans*	5.0%-10.5%		1,321,600
Money Market Funds:
Schwab Institutional Advantage	94,584	94,584	94,584
Money Market Fund*
Self Directed Brokerage Accounts			71,631

			$28,007,074

*	Indicates party-in-interest to the Plan.

**	Cost is presented for nonparticipant-directed investments only

Oglebay Norton Incentive Savings

and Stock Ownership Plan

EIN: 34-1888342            Plan Number: 007

Schedule H, Line 4(j)—Schedule of Reportable Transactions

Year ended December 31, 2003

Identity of Party Involved	Description of Asset	Total Purchases	Total Sales	Net (Loss)
Category (iii)—Series of transactions in excess of 5 percent of plan assets
Charles Schwab Trust Company	Oglebay Norton Stock Fund:
	104 purchases	$1,007,813
	151 sales		$547,460	$(960,085)

There were no category (i), (ii) or (iv) reportable transactions during 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGLEBAY NORTON COMPANY

DATE: June 24, 2004	By:	/s/ Michael D. Lundin
Michael D. Lundin President and Chief Executive Officer On behalf of the Registrant as Principal Executive Officer

	By:	/s/ Julie A. Boland
Julie A. Boland Vice President, Chief Financial Officer and Treasurer On behalf of the Registrant as Principal Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm